Thomson Reuters Second Quarter Report 2025

Unaudited Consolidated Financial Statements EXHIBIT 99.2

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three Months Ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	Notes	2025	2024	2025	2024
CONTINUING OPERATIONS
Revenues	2	1,785	1,740	3,685	3,625
Operating expenses	5	(1,124)	(1,090)	(2,232)	(2,171)
Depreciation		(28)	(29)	(55)	(57)
Amortization of computer software		(178)	(154)	(352)	(307)
Amortization of other identifiable intangible assets		(24)	(23)	(49)	(48)
Other operating gains (losses), net	6	5	(29)	2	(70)
Operating profit		436	415	999	972
Finance costs, net:
Net interest expense	7	(35)	(36)	(65)	(76)
Other finance (costs) income	7	(48)	2	(58)	24
Income before tax and equity method investments		353	381	876	920
Share of post-tax (losses) earnings in equity method investments	8	(4)	61	(10)	53
Tax (expense) benefit	9	(52)	402	(144)	335
Earnings from continuing operations		297	844	722	1,308
Earnings (loss) from discontinued operations, net of tax		16	(3)	25	11
Net earnings		313	841	747	1,319
Earnings (loss) attributable to:
Common shareholders		313	841	747	1,322
Non-controlling interests		-	-	-	(3)

Earnings per share:	10
Basic earnings (loss) per share:
From continuing operations		$0.66	$1.87	$1.60	$2.90
From discontinued operations		0.03	(0.01)	0.05	0.02
Basic earnings per share		$0.69	$1.86	$1.65	$2.92
Diluted earnings (loss) per share:
From continuing operations		$0.66	$1.87	$1.60	$2.89
From discontinued operations		0.03	(0.01)	0.05	0.03
Diluted earnings per share		$0.69	$1.86	$1.65	$2.92

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Second Quarter Report 2025

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	Notes	2025	2024	2025	2024
Net earnings		313	841	747	1,319

Other comprehensive income (loss):
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	7	(27)	12	(24)	42
Cash flow hedges adjustments to equity		25	(12)	20	(33)
Related tax benefit on cash flow hedges adjustments to equity		-	-	1	-
Foreign currency translation adjustments to equity		200	(16)	302	(87)
		198	(16)	299	(78)
Items that will not be reclassified to net earnings:
Fair value adjustments on financial assets	11	3	8	(3)	9
Related tax (expense) benefit on fair value adjustments on financial assets		-	(2)	1	(2)
Remeasurement on defined benefit pension plans		30	(5)	38	12
Related tax expense on remeasurement on defined benefit pension plans		(7)	(2)	(9)	(6)
		26	(1)	27	13
Other comprehensive income (loss)		224	(17)	326	(65)
Total comprehensive income		537	824	1,073	1,254

Comprehensive income (loss) for the period attributable to:
Common shareholders:
Continuing operations		521	827	1,048	1,251
Discontinued operations		16	(3)	25	11
Non-controlling interests		-	-	-	(8)
Total comprehensive income		537	824	1,073	1,254

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Second Quarter Report 2025

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		June 30,	December 31,
(millions of U.S. dollars)	Notes	2025	2024
ASSETS
Cash and cash equivalents	11	664	1,968
Trade and other receivables		1,088	1,087
Other financial assets	11	63	35
Prepaid expenses and other current assets		441	400
Current assets		2,256	3,490
Property and equipment, net		375	386
Computer software, net		1,636	1,453
Other identifiable intangible assets, net		3,134	3,134
Goodwill		7,835	7,262
Equity method investments	8	284	269
Other financial assets	11	454	442
Other non-current assets	12	625	625
Deferred tax		1,367	1,376
Total assets		17,966	18,437

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	11	499	973
Payables, accruals and provisions	13	892	1,091
Current tax liabilities		187	197
Deferred revenue		1,164	1,062
Other financial liabilities	11	112	113
Current liabilities		2,854	3,436
Long-term indebtedness	11	1,342	1,847
Provisions and other non-current liabilities	14	643	675
Other financial liabilities	11	212	232
Deferred tax		299	241
Total liabilities		5,350	6,431
Equity
Capital	15	3,578	3,498
Retained earnings		9,933	9,699
Accumulated other comprehensive loss		(895)	(1,191)
Total equity		12,616	12,006
Total liabilities and equity		17,966	18,437
Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Second Quarter Report 2025

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	Notes	2025	2024	2025	2024
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		297	844	722	1,308
Adjustments for:
Depreciation		28	29	55	57
Amortization of computer software		178	154	352	307
Amortization of other identifiable intangible assets		24	23	49	48
Share of post-tax losses (earnings) in equity method investments	8	4	(61)	10	(53)
Deferred tax		(1)	(545)	18	(695)
Other	16	105	73	169	121
Changes in working capital and other items	16	107	189	(186)	46
Operating cash flows from continuing operations		742	706	1,189	1,139
Operating cash flows from discontinued operations		4	(1)	2	(2)
Net cash provided by operating activities		746	705	1,191	1,137
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	17	(24)	(19)	(630)	(467)
Proceeds (payments) related to disposals of businesses and investments		5	-	5	(4)
Proceeds from sales of LSEG shares	8	-	610	-	1,854
Capital expenditures		(163)	(152)	(314)	(297)
Other investing activities		-	6	1	6
Taxes paid on sales of LSEG shares and disposals of businesses		-	(121)	-	(137)
Net cash (used in) provided by investing activities		(182)	324	(938)	955
FINANCING ACTIVITIES
Repayments of debt		(999)	-	(999)	(48)
Net repayments under short-term loan facilities	11	-	(703)	-	(139)
Payments of lease principal		(16)	(16)	(33)	(31)
Repurchases of common shares	15	-	(287)	-	(639)
Dividends paid on preference shares		(1)	(2)	(2)	(3)
Dividends paid on common shares	15	(260)	(235)	(519)	(472)
Purchase of non-controlling interests	17	-	(4)	-	(384)
Other financing activities		1	2	(10)	1
Net cash used in financing activities		(1,275)	(1,245)	(1,563)	(1,715)
Translation adjustments		4	(3)	6	(5)
(Decrease) increase in cash and cash equivalents		(707)	(219)	(1,304)	372
Cash and cash equivalents at beginning of period		1,371	1,889	1,968	1,298
Cash and cash equivalents at end of period		664	1,670	664	1,670
Supplemental cash flow information is provided in note 16.
Interest paid, net of debt related hedges	7	(54)	(59)	(72)	(84)
Interest received	7	13	17	32	30
Income taxes paid	16	(42)	(170)	(150)	(283)

Interest received and interest paid are reflected as operating cash flows.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Second Quarter Report 2025

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Shareholders' equity	Non- controlling interests	Total equity
Balance, December 31, 2024	2,067	1,431	3,498	9,699	19	(1,210)	(1,191)	12,006	-	12,006
Net earnings	-	-	-	747	-	-	-	747	-	747
Other comprehensive income (loss)	-	-	-	29	(5)	302	297	326	-	326
Total comprehensive income (loss)	-	-	-	776	(5)	302	297	1,073	-	1,073
Transfer of gain on disposal of equity investments to retained earnings	-	-	-	1	(1)	-	(1)	-	-	-
Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)	-	(2)
Dividends declared on common shares	-	-	-	(536)	-	-	-	(536)	-	(536)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	17	-	17	-	-	-	-	17	-	17
Stock compensation plans	94	(31)	63	(5)	-	-	-	58	-	58
Balance, June 30, 2025	2,178	1,400	3,578	9,933	13	(908)	(895)	12,616	-	12,616

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain on financial instruments	Foreign currency translation adjustments	AOCL	Shareholders' equity	Non- controlling interests (see note 17)	Total equity
Balance, December 31, 2023	1,901	1,504	3,405	8,680	21	(1,042)	(1,021)	11,064	-	11,064
Net earnings	-	-	-	1,322	-	-	-	1,322	(3)	1,319
Other comprehensive income (loss)	-	-	-	6	16	(82)	(66)	(60)	(5)	(65)
Total comprehensive income (loss)	-	-	-	1,328	16	(82)	(66)	1,262	(8)	1,254
Non-controlling interests on acquisition of subsidiaries	-	-	-	-	-	-	-	-	388	388
Purchase of non-controlling interests	-	-	-	(4)	-	-	-	(4)	(380)	(384)
Dividends declared on preference shares	-	-	-	(3)	-	-	-	(3)	-	(3)
Dividends declared on common shares	-	-	-	(487)	-	-	-	(487)	-	(487)
Shares issued under DRIP	15	-	15	-	-	-	-	15	-	15
Repurchases of common shares (see note 15)	(18)	-	(18)	(234)	-	-	-	(252)	-	(252)
Stock compensation plans	108	(87)	21	-	-	-	-	21	-	21
Balance, June 30, 2024	2,006	1,417	3,423	9,280	37	(1,124)	(1,087)	11,616	-	11,616

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Second Quarter Report 2025

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and on the U.S. stock exchange, Nasdaq Global Select Market (“Nasdaq”), under the ticker symbol “TRI”, and its Series II preference shares are listed on the TSX.

Unless otherwise indicated or the context otherwise requires, references in these consolidated financial statements to the “Company” and “Thomson Reuters” are to Thomson Reuters Corporation and its subsidiaries.

The Company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news.

These unaudited interim consolidated financial statements (“interim financial statements”) were approved by the Audit Committee of the Board of Directors of the Company on August 5, 2025.

Basis of preparation

The interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2024, except as described below. The interim financial statements comply with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2024.

The Company continues to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth, and an evolving interest rate and inflationary backdrop, among other factors. While the Company is closely monitoring these conditions to assess potential impacts on its businesses, some of management’s estimates and judgments may be more variable and may change materially in the future due to the significant uncertainty created by these circumstances.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2024, which are included in the Company’s 2024 annual report.

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars, references to “£” are to British pounds sterling and references to SEK are to Swedish Kronor.

Changes in accounting policies

IAS 21, The Effect of Changes in Foreign Exchange Rates

In August 2023, the IASB issued amendments to IAS 21, which provide guidance on the determination of an exchange rate to translate transactions and financial statements denominated or presented in a currency that is not exchangeable into another currency. The amendments were effective for reporting periods beginning January 1, 2025 and did not have a material impact on the Company’s financial statements.

Recent accounting pronouncements

IFRS 18, Presentation and Disclosure in Financial Statements and associated amendments to IAS 7, Statement of Cash Flows

In April 2024, the IASB issued IFRS 18 and amendments to IAS 7. IFRS 18 will replace IAS 1, Presentation of Financial Statements. Both IFRS 18 and amendments to IAS 7 are effective for reporting periods beginning January 1, 2027.

Thomson Reuters Second Quarter Report 2025

IFRS 18 will change the presentation of the Company’s financial statements and add new disclosure requirements. Specifically, the new standard requires:

•
The consolidated income statement to be structured according to operating, investing and financing categories, and include additional subtotals for “Operating Profit” and “Profit Before Financing and Income Taxes”;
•
Management-defined performance measurements (“MPM's”), which represent certain of the Company’s non-IFRS measures, to be identified, defined, and have an explanation why each one is useful. Each MPM must be reconciled to the most directly comparable IFRS subtotal. All disclosures related to MPM’s must be disclosed in a single footnote within the consolidated financial statements; and
•
The application of enhanced guidance related to the grouping of financial information associated with amounts presented within the financial statements, otherwise known as aggregation or disaggregation.

The amendments to IAS 7 were issued to align the presentation of the statement of cash flows, as prepared under the indirect method, to the changes prescribed to the income statement under IFRS 18.

Both IFRS 18 and the amendments to IAS 7 are disclosure related and do not impact the Company’s results of operations, financial condition, or cash flows. The Company is assessing the impact of these pronouncements on its disclosures.

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures. The amendments introduce:

•
An election permitting derecognition of financial liabilities that are settled through an electronic payment system before the actual settlement date, if certain conditions are met; and
•
Expanded disclosures for (a) investments in equity instruments and (b) financial liabilities that have features unrelated to basic lending risks, such as achieving sustainability targets, that could affect the cash flows of those liabilities.

The amendments are effective for reporting periods beginning on January 1, 2026. The Company is assessing the impact of the amendments on its financial statements and its disclosures.

Other pronouncements issued by the IASB and International Financial Reporting Interpretations Committee (“IFRIC”) are not applicable or consequential to the Company.

Note 2: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconcile them to reportable segments (see note 3).

Revenues by type (millions of U.S. dollars)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations / Rounding		Total
Three months ended June 30,	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Recurring	689	702	413	382	190	179	176	164	-	-	(5)	(7)	1,463	1,420
Transactions	20	25	59	60	87	71	42	41	-	-	-	-	208	197
Global Print	-	-	-	-	-	-	-	-	114	123	-	-	114	123
Total	709	727	472	442	277	250	218	205	114	123	(5)	(7)	1,785	1,740

Revenues by type (millions of U.S. dollars)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations / Rounding		Total
Six months ended June 30,	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Recurring	1,364	1,400	813	752	397	378	351	328	-	-	(11)	(12)	2,914	2,846
Transactions	38	48	200	197	240	200	63	87	-	-	-	-	541	532
Global Print	-	-	-	-	-	-	-	-	230	247	-	-	230	247
Total	1,402	1,448	1,013	949	637	578	414	415	230	247	(11)	(12)	3,685	3,625

Thomson Reuters Second Quarter Report 2025

Revenues by geography(1) (millions of U.S. dollars)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations / Rounding		Total
Three months ended June 30,	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
U.S.	552	585	359	338	204	185	61	50	90	96	(5)	(7)	1,261	1,247
Canada	29	26	4	3	13	12	1	2	8	10	-	-	55	53
Other	8	8	23	23	44	39	3	2	3	3	-	-	81	75
Americas	589	619	386	364	261	236	65	54	101	109	(5)	(7)	1,397	1,375

U.K.	74	67	38	37	9	7	107	107	8	7	-	-	236	225
Other	13	11	35	28	1	2	34	31	1	2	-	-	84	74
EMEA	87	78	73	65	10	9	141	138	9	9	-	-	320	299

Asia Pacific	33	30	13	13	6	5	12	13	4	5	-	-	68	66
Total	709	727	472	442	277	250	218	205	114	123	(5)	(7)	1,785	1,740

Revenues by geography(1) (millions of U.S. dollars)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations / Rounding		Total
Six months ended June 30,	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
U.S.	1,098	1,171	774	729	499	450	102	112	182	191	(11)	(12)	2,644	2,641
Canada	56	49	9	8	25	25	2	3	15	20	-	-	107	105
Other	16	15	46	49	85	77	5	4	6	6	-	-	158	151
Americas	1,170	1,235	829	786	609	552	109	119	203	217	(11)	(12)	2,909	2,897

U.K.	146	133	76	71	15	14	217	212	16	16	-	-	470	446
Other	24	21	76	63	3	3	63	59	2	3	-	-	168	149
EMEA	170	154	152	134	18	17	280	271	18	19	-	-	638	595

Asia Pacific	62	59	32	29	10	9	25	25	9	11	-	-	138	133
Total	1,402	1,448	1,013	949	637	578	414	415	230	247	(11)	(12)	3,685	3,625

(1)
Revenues by geography are based on the location of the customer. Revenues from the Reuters News agreement with the Data & Analytics business of London Stock Exchange Group (“LSEG”), the Company’s largest customer, are included entirely in the U.K. Canada represents the Company's country of domicile. Americas represents North America, Latin America and South America and EMEA represents Europe, Middle East and Africa.

Note 3: Segment Information

The Company is organized as five reportable segments, reflecting how the businesses are managed. The segments offer products and services to target customers as described below.

Legal Professionals

Serves law firms and governments with research and workflow products powered by leading-edge technologies, including generative AI, focusing on intuitive legal research and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporations, ranging from small businesses to multinational organizations, including the seven largest global accounting firms, with the Company’s full suite of content-driven products, powered by leading-edge technologies, including generative AI, and integrated compliance workflow solutions to help them achieve their business outcomes.

Tax & Accounting Professionals

Serves tax, audit and accounting firms (other than the seven largest, which are served by the Corporates segment) with research and workflow products powered by leading-edge technologies, including generative AI.

Reuters News

Supplies business, financial and global news and data to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial firms exclusively via LSEG products.

Global Print

Provides legal and tax information primarily in print format to customers around the world and provides commercial printing services to a wide range of book publishers.

Thomson Reuters Second Quarter Report 2025

Information by segment and reconciliations to the consolidated income statement are set forth below:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Revenues
Legal Professionals	709	727	1,402	1,448
Corporates	472	442	1,013	949
Tax & Accounting Professionals	277	250	637	578
Reuters News	218	205	414	415
Global Print	114	123	230	247
Eliminations/Rounding	(5)	(7)	(11)	(12)
Revenues	1,785	1,740	3,685	3,625

Adjusted EBITDA
Legal Professionals	339	327	675	669
Corporates	169	163	382	356
Tax & Accounting Professionals	113	91	323	272
Reuters News	45	51	84	111
Global Print	41	43	85	90
Total reportable segments adjusted EBITDA	707	675	1,549	1,498
Corporate costs	(29)	(29)	(62)	(46)
Fair value adjustments(1)	(17)	4	(34)	2
Depreciation	(28)	(29)	(55)	(57)
Amortization of computer software	(178)	(154)	(352)	(307)
Amortization of other identifiable intangible assets	(24)	(23)	(49)	(48)
Other operating gains (losses), net	5	(29)	2	(70)
Operating profit	436	415	999	972
Net interest expense	(35)	(36)	(65)	(76)
Other finance (costs) income	(48)	2	(58)	24
Share of post-tax (losses) earnings in equity method investments	(4)	61	(10)	53
Tax (expense) benefit	(52)	402	(144)	335
Earnings from continuing operations	297	844	722	1,308

(1)
Includes acquired deferred revenue of $10 million (2024 - $2 million) and $20 million (2024 - $6 million) in the three and six months ended June 30, 2025, respectively.

Reuters News revenues included $5 million (2024 - $7 million) and $11 million (2024 - $12 million) in the three and six months ended June 30, 2025, respectively, primarily from content-related services that it provided to the Legal Professionals, Corporates and Tax & Accounting Professionals segments.

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. The profitability measure is defined below and may not be comparable to similar measures of other companies.

Segment Adjusted EBITDA

•
Segment adjusted EBITDA represents earnings or loss from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of computer software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains or losses, certain asset impairment charges, corporate related items and fair value adjustments, including those related to acquired deferred revenue.
•
The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology-related services, commercial operations, marketing costs, and product and content development. Additionally, product costs are allocated when one segment sells products managed by another segment. Corporate costs, which includes expenses for centrally managed functions such as finance, legal and human resources, are not allocated to the segments.

Thomson Reuters Second Quarter Report 2025

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over the contract term and its costs are generally incurred evenly throughout the year. However, at the segment level, revenues on a consecutive quarter basis can be impacted by seasonality, most notably in the Company’s Tax & Accounting Professionals business, where revenues tend to be concentrated in the first and fourth quarters.

Note 5: Operating Expenses

The components of operating expenses include the following:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Salaries, commissions and allowances	593	601	1,166	1,171
Share-based payments	29	23	57	42
Post-employment benefits	36	31	68	62
Total staff costs	658	655	1,291	1,275
Goods and services(1)	370	353	740	726
Content	68	69	146	140
Telecommunications	12	10	23	19
Facilities	9	9	18	19
Fair value adjustments(2)	7	(6)	14	(8)
Total operating expenses	1,124	1,090	2,232	2,171

(1)
Goods and services include technology-related expenses, professional fees, consulting, contractors, marketing and other general and administrative costs.
(2)
Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Note 6: Other Operating Gains (Losses), Net

Other operating gains (losses), net, were $5 million and $2 million in the three and six months ended June 30, 2025, respectively, and were not significant.

Other operating gains (losses), net, were $(29) million and $(70) million in the three and six months ended June 30, 2024, respectively. Both periods included an impairment of an equity method investment, which reflected a decline in the value of the Company's commercial real estate holding. The six months ended June 30, 2024 also included acquisition-related deal costs and costs related to a legal provision.

Note 7: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Interest expense:
Debt	28	36	58	76
Other, net	8	7	14	9
Fair value (gains) losses on cash flow hedges, transfer from equity	(28)	12	(27)	39
Net foreign exchange losses (gains) on debt	28	(12)	27	(39)
Net interest expense - debt and other	36	43	72	85
Net interest expense - leases	4	4	7	7
Net interest expense - pension and other post-employment benefit plans	6	6	13	12
Interest income	(11)	(17)	(27)	(28)
Net interest expense	35	36	65	76

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Net losses (gains) due to changes in foreign currency exchange rates	50	(5)	56	(31)
Other	(2)	3	2	7
Other finance costs (income)	48	(2)	58	(24)

Thomson Reuters Second Quarter Report 2025

Net losses (gains) due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Note 8: Equity Method Investments

Equity method investments in the consolidated statement of financial position were $284 million and $269 million as of June 30, 2025 and December 31, 2024, respectively. The Company’s share of post-tax (losses) earnings in equity method investments in the consolidated income statement were $(4) million (2024 - $61 million) and $(10) million (2024 - $53 million) in the three and six months ended June 30, 2025, respectively.

In May 2024, the Company sold all of its remaining LSEG shares that it indirectly owned through its direct investment in York Parent Limited and its subsidiaries (“YPL”) which, from the date the remaining shares were sold, was no longer a material associate of the Company. In the three months ended June 30, 2024, the Company sold 5.9 million shares of LSEG and received $610 million of proceeds, which was net of a $33 million payment to settle its remaining foreign exchange contracts (see note 11). In the six months ended June 30, 2024, the Company sold 16.0 million shares of LSEG and received $1,854 million of proceeds, which was net of $24 million received from the settlement of foreign exchange contracts. All the proceeds, including amounts related to the settlement of the foreign exchange contracts, were presented as investing activities in the consolidated statement of cash flow.

The Company’s share of post-tax earnings (losses) in its YPL investment in the three and six months ended June 30, 2024 was comprised of the following items:

	Three months ended June 30,	Six months ended June 30,
(millions of U.S. dollars)	2024	2024
Decrease in LSEG share price	(36)	(86)
Foreign exchange gains (losses) on LSEG shares	3	(3)
Dividend income	6	6
Gain from call options	—	22
Historical excluded equity adjustment(1)	95	129
YPL - Share of post-tax earnings in equity method investments	68	68

(1)
Represents income from the recognition of the remaining cumulative impact of equity transactions that were excluded from the Company’s investment in YPL.

Set forth below is summarized financial information for 100% of YPL for the three and six months ended June 30, 2024.

	Three months ended June 30,	Six months ended June 30,
(millions of U.S. dollars)	2024	2024
Mark-to-market of LSEG shares	(136)	(394)
Dividend income	32	32
Gain from call options	18	92
Net loss	(86)	(270)
Total comprehensive loss	(86)	(270)

Note 9: Taxation

Tax expense was $52 million and $144 million in the three and six months ended June 30, 2025, respectively. Tax benefit was $402 million and $335 million in the three and six months ended June 30, 2024, respectively, due to a $468 million benefit from the recognition of a deferred tax asset relating to tax legislation enacted in Canada. The legislation reduced the Company’s ability to deduct interest expense against its Canadian taxable income, thereby increasing Canadian taxable profits such that the Company expects to utilize tax loss carryforwards and other tax attributes, which it had not previously recognized as a deferred tax asset.

Additionally, in January 2024, the Company began recording tax expense associated with the “Pillar Two model rules” as published by the Organization for Economic Cooperation and Development and enacted by key jurisdictions in which the Company operates. These rules are designed to ensure large multinational enterprises within the scope of the rules pay a minimum level of tax in each jurisdiction where they operate. In general, the “Pillar Two model rules” apply a system of top-up taxes to bring the enterprise’s effective tax rate in each jurisdiction to a minimum of 15%. The Company recorded $1 million (2024 - $5 million) and $3 million (2024 - $7 million) in top-up tax expense in the three and six months ended June 30, 2025, respectively, which was attributable to its earnings in Switzerland.

Tax expense or benefit in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Tax expense or benefit in interim periods is not necessarily indicative of the tax benefit or expense for the full year because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year.

Thomson Reuters Second Quarter Report 2025

On July 4, 2025, the U.S. enacted tax reform legislation as part of the One Big Beautiful Bill Act ("OBBBA"). The OBBBA leaves the U.S. corporate tax rate unchanged at 21%. In addition, the OBBBA extends or revises key provisions of the Tax Cuts and Jobs Act enacted in 2017, which were set to expire or change at the end of 2025.

Based on the Company's preliminary interpretation of the OBBBA, the tax reforms introduced are not expected to have a material impact on its consolidated financial statements. However, given the complexity of tax laws, related regulations, and evolving interpretations, the Company's estimates may require revision as additional information becomes available regarding the application of the OBBBA provisions.

Note 10: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Earnings attributable to common shareholders	313	841	747	1,322
Less: Dividends declared on preference shares	(1)	(2)	(2)	(3)
Earnings used in consolidated earnings per share	312	839	745	1,319
Less: (Earnings) loss from discontinued operations, net of tax	(16)	3	(25)	(11)
Earnings used in earnings per share from continuing operations	296	842	720	1,308

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Weighted-average number of common shares outstanding	450,543,811	450,225,673	450,349,667	451,105,234
Weighted-average number of vested DSUs	130,015	138,688	131,439	139,131
Basic	450,673,826	450,364,361	450,481,106	451,244,365
Effect of stock options and TRSUs	531,006	547,152	544,701	642,293
Diluted	451,204,832	450,911,513	451,025,807	451,886,658

Thomson Reuters Second Quarter Report 2025

Note 11: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position are as follows:

June 30, 2025 (millions of U.S. dollars)	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	292	372	-	-	664
Trade and other receivables	1,088	-	-	-	1,088
Other financial assets - current	5	58	-	-	63
Other financial assets - non-current	10	326	118	-	454
Current indebtedness	(499)	-	-	-	(499)
Trade payables (see note 13)	(135)	-	-	-	(135)
Accruals (see note 13)	(636)	-	-	-	(636)
Other financial liabilities - current(1)	(86)	(26)	-	-	(112)
Long-term indebtedness	(1,342)	-	-	-	(1,342)
Other financial liabilities - non-current(2)	(199)	(13)	-	-	(212)
Total	(1,502)	717	118	-	(667)

December 31, 2024 (millions of U.S. dollars)	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	873	1,095	-	-	1,968
Trade and other receivables	1,087	-	-	-	1,087
Other financial assets - current	7	28	-	-	35
Other financial assets - non-current	11	332	99	-	442
Current indebtedness	(973)	-	-	-	(973)
Trade payables (see note 13)	(176)	-	-	-	(176)
Accruals (see note 13)	(799)	-	-	-	(799)
Other financial liabilities - current(1)	(75)	(17)	-	(21)	(113)
Long-term indebtedness	(1,847)	-	-	-	(1,847)
Other financial liabilities - non-current(2)	(198)	(34)	-	-	(232)
Total	(2,090)	1,404	99	(21)	(608)

(1)
Includes lease liabilities of $62 million (2024 - $58 million).
(2)
Includes lease liabilities of $190 million (2024 - $198 million).

Cash and cash equivalents

Of total cash and cash equivalents, $123 million and $115 million as of June 30, 2025 and December 31, 2024, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Commercial paper program

The Company’s $2.0 billion commercial paper program provides cost-effective and flexible short-term funding. There was no commercial paper outstanding as of June 30, 2025 and December 31, 2024.

Thomson Reuters Second Quarter Report 2025

Credit facility

The Company has a $2.0 billion syndicated credit facility agreement which matures in November 2027 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the credit facility as of June 30, 2025 and December 31, 2024. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at the Term Secured Overnight Financing Rate (“SOFR”)/Euro Interbank Offered Rate (“EURiBOR”)/Simple Sterling Overnight Index Average (“SONIA”) plus 91 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion.

The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $500 million, the Company may elect, subject to notification, to temporarily increase the ratio of net debt to EBITDA to 5.0:1 at the end of the quarter within which the transaction closed and for each of the three immediately following fiscal quarters. At the end of that period, the ratio would revert to 4.5:1. As of June 30, 2025, the Company complied with this covenant as its ratio of net debt to EBITDA, as calculated under the terms of its syndicated credit facility, was 0.4:1.

Foreign exchange contracts

The Company previously entered into foreign exchange contracts that were intended to reduce foreign currency risk related to a portion of its former indirect investment in LSEG, which was denominated in British pounds sterling. These instruments were not related to changes in the LSEG share price. In May 2024, the Company settled its remaining foreign exchange contracts in conjunction with the sale of its remaining shares in LSEG (see note 8). There were no foreign exchange contracts outstanding as of June 30, 2025 and December 31, 2024.

In the three months ended June 30, 2024, the Company settled foreign exchange contracts with a notional amount of £300 million ($349 million) for net payments of $33 million in conjunction with the sale of 5.9 million LSEG shares. In the six months ended June 30, 2024, the Company settled foreign exchange contracts with a notional amount of £1.2 billion ($1.6 billion) for net proceeds of $24 million in conjunction with the sale of 16.0 million LSEG shares.

The foreign exchange contracts were reported at fair value on the consolidated statement of financial position, with changes in their fair value recorded through the consolidated income statement. In the three and six months ended June 30, 2024, losses of $3 million and $2 million, respectively, were reported in “Other finance (costs) income” within the consolidated income statement, with respect to these foreign exchange contracts due to fluctuations in the U.S. dollar – British pounds sterling exchange rate.

Fair Value

The fair values of cash and cash equivalents, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Current indebtedness” or “Long-term indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, current or non-current, within the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance risk.

Debt Exchange

In March 2025, the Company completed the debt exchange offers it announced in February 2025. The purpose of the exchange was to optimize the Company’s capital structure and align indebtedness to revenue generation. Holders of U.S. dollar denominated notes originally issued by Thomson Reuters Corporation (“TRC”), the “Old Notes”, were offered the option to receive notes issued by TR Finance LLC (“TR Finance”), an indirect 100% owned U.S. subsidiary of TRC, the “New Notes”. The results of the exchange are as follows:

Thomson Reuters Second Quarter Report 2025

Series of notes (millions of U.S. dollars)	Principal amount New Notes issued by TR Finance	Principal amount remaining Old Notes of TRC	Principal amount outstanding notes
3.35% Notes due 2026	441	59	500
5.85% Notes due 2040	453	47	500
4.50% Notes due 2043	84	35	119
5.65% Notes due 2043	337	13	350
5.50% Debentures due 2035	373	27	400
Total	1,688	181	1,869

The New Notes issued by TR Finance have the same interest rate, interest payment dates and maturity date as the applicable series of Old Notes. The New Notes are fully and unconditionally guaranteed as to payment of principal and interest by TRC as well as West Publishing Corporation, Thomson Reuters Applications Inc. and Thomson Reuters (Tax & Accounting) Inc., each of which is an indirect 100% owned U.S. subsidiary of TRC. The three U.S. subsidiary guarantors also guarantee the remaining Old Notes by TRC on the same basis that TRC and the three U.S. subsidiary guarantors guarantee the TR Finance notes.

The exchange was not a debt extinguishment. Accordingly, the transaction did not result in a derecognition of the existing indebtedness. In the six months ended June 30, 2025, the Company paid $4 million in solicitation fees to noteholders who participated in the exchange offers. This amount was included in “Other finance (costs) income” within the consolidated income statement. In addition, $8 million of transaction costs were reflected as a reduction in the carrying value of “Long-term indebtedness” within the consolidated statement of financial position. Cash payments for costs and fees of the exchange are reported in “Other financing activities” within the consolidated statement of cash flow.

The following is a summary of the Company's debt and related derivative instruments that hedge the cash flows of debt:

	Carrying Amount		Fair Value
June 30, 2025 (millions of U.S. dollars)	Primary Debt Instruments	Derivative Instruments	Primary Debt Instruments	Derivative Instruments
$500 3.35% Notes due 2026	499	-	494	-
$500 5.85% Notes due 2040	491	-	503	-
$119 4.50% Notes due 2043	116	-	93	-
$350 5.65% Notes due 2043	340	-	337	-
$400 5.50% Debentures due 2035	395	-	396	-
Total	1,841	-	1,823	-
Current portion	499	-
Long-term portion	1,342	-

	Carrying Amount		Fair Value
December 31, 2024 (millions of U.S. dollars)	Primary Debt Instruments	Derivative Instruments	Primary Debt Instruments	Derivative Instruments
C$1,400 2.239% Notes due 2025	973	21	968	21
$500 3.35% Notes due 2026	499	-	491	-
$500 5.85% Notes due 2040	493	-	507	-
$119 4.50% Notes due 2043	116	-	94	-
$350 5.65% Notes due 2043	342	-	338	-
$400 5.50% Debentures due 2035	397	-	401	-
Total	2,820	21	2,799	21
Current portion	973	21
Long-term portion	1,847	-

Debt Repayment

In May 2025, the Company repaid its C$1.4 billion (U.S. $1.0 billion) 2.239% notes upon maturity with cash on hand and settled the related cash flow hedge derivative instruments.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

•
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
•
Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
•
Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

Thomson Reuters Second Quarter Report 2025

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

June 30, 2025 (millions of U.S. dollars)	Level 1	Level 2	Level 3	Total Balance
Assets
Money market accounts and other securities	-	372	-	372
Other receivables(1)	-	-	384	384
Financial assets at fair value through earnings	-	372	384	756
Financial assets at fair value through other comprehensive income(2)	-	-	118	118
Total assets	-	372	502	874

Liabilities
Contingent consideration(3)	-	-	(39)	(39)
Financial liabilities at fair value through earnings	-	-	(39)	(39)
Total liabilities	-	-	(39)	(39)

December 31, 2024 (millions of U.S. dollars)	Level 1	Level 2	Level 3	Total Balance
Assets
Money market accounts and other securities	-	1,095	-	1,095
Other receivables(1)	-	-	360	360
Financial assets at fair value through earnings	-	1,095	360	1,455
Financial assets at fair value through other comprehensive income(2)	1	-	98	99
Total assets	1	1,095	458	1,554

Liabilities
Derivatives used for hedging(4)	-	(21)	-	(21)
Contingent consideration(3)	-	-	(51)	(51)
Financial liabilities at fair value through earnings	-	(21)	(51)	(72)
Total liabilities	-	(21)	(51)	(72)

(1)
Receivables under an indemnification arrangement and contingent receivable (see below).
(2)
Investments in entities over which the Company does not have control, joint control or significant influence.
(3)
Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase, and to purchase shares from minority owners of a subsidiary.
(4)
Comprised of fixed-to-fixed cross-currency swaps on indebtedness.

As of June 30, 2025, other receivables in level 3 of the fair value measurement hierarchy include $294 million (2024 - $272 million) due from an indemnification arrangement and $90 million (2024 - $88 million) in contingent receivables from the sale of our FindLaw business in December 2024, the fair value of which is subject to the achievement of certain performance milestones through June 2026. The increase in the receivable between June 30, 2025 and December 31, 2024 is primarily due to fair value gains associated with the indemnification arrangement due to net foreign exchange gains and changes in interest rates associated with the indemnifying party’s credit profile, which are included in “Earnings (loss) from discontinued operations, net of tax”, within the consolidated income statement.

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the six months ended June 30, 2025.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Thomson Reuters Second Quarter Report 2025

Specific valuation techniques used to value financial instruments include:

•
The fair value of investments predominantly reflect pricing from equity funding rounds;
•
The fair value of receivables due under indemnification arrangement considers estimated future cash flows, current market interest rates and non-performance risk;
•
The fair value of contingent receivables from the sale of FindLaw are based on a discounted cash flow analysis;
•
The fair value of contingent consideration liability is calculated based on estimates of future revenue performance or the achievement of certain commercial milestones; and
•
As of December 31, 2024, the fair value of cross-currency interest rate swaps were calculated as the present value of the estimated future cash flows based on observable yield curves.

Note 12: Other Non-Current Assets

The components of other non-current assets include the following:

	June 30,	December 31,
(millions of U.S. dollars)	2025	2024
Cash surrender value of life insurance policies	376	370
Deferred commissions	90	98
Net defined benefit plan surpluses	45	40
Other non-current assets(1)	114	117
Total other non-current assets	625	625

(1)
Includes a tax receivable from HM Revenue & Customs (“HMRC”) of $98 million and $89 million as of June 30, 2025 and December 31, 2024, respectively (see note 18).

Note 13: Payables, Accruals and Provisions

The components of payables, accruals and provisions include the following:

	June 30,	December 31,
(millions of U.S. dollars)	2025	2024
Trade payables	135	176
Accruals	636	799
Provisions	62	63
Other current liabilities	59	53
Total payables, accruals and provisions	892	1,091

Note 14: Provisions and Other Non-Current Liabilities

The components of provisions and other non-current liabilities include the following:

	June 30,	December 31,
(millions of U.S. dollars)	2025	2024
Net defined benefit plan obligations	500	523
Deferred compensation and employee incentives	73	75
Provisions	66	62
Other non-current liabilities	4	15
Total provisions and other non-current liabilities	643	675

Note 15: Capital

Share repurchases – Normal Course Issuer Bid (“NCIB”)

The Company buys back shares (and subsequently cancels them) from time to time as part of its capital strategy. Share repurchases are typically executed under a NCIB. On November 1, 2023, the Company announced that it planned to repurchase up to $1.0 billion of its common shares under a renewed NCIB, which was completed in May 2024.

There were no share repurchases in the six months ended June 30, 2025. Details of share repurchases in the three and six months ended June 30, 2024 are as follows:

	Three months ended June 30,	Six months ended June 30,
	2024	2024
Share repurchases (millions of U.S. dollars)	287	639
Shares repurchased (number in millions)	1.8	4.1
Share repurchases - average price per share	$161.32	$156.92

Thomson Reuters Second Quarter Report 2025

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	2025	2024	2025	2024
Dividends declared per common share	$0.595	$0.54	$1.19	$1.08

Dividends declared	269	243	536	487
Dividends reinvested	(9)	(8)	(17)	(15)
Dividends paid	260	235	519	472

Note 16: Supplemental Cash Flow Information

Details of “Other” within the net cash provided by operating activities section in the consolidated statement of cash flow are as follows:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Non-cash employee benefit charges	44	36	85	70
Net losses (gains) on foreign exchange and derivative financial instruments	49	(2)	58	(25)
Fair value adjustments (see note 5)	7	(6)	14	(8)
Other	5	45	12	84
	105	73	169	121

Details of “Changes in working capital and other items” within the net cash provided by operating activities section in the consolidated statement of cash flow are as follows:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Trade and other receivables	(25)	(57)	27	44
Prepaid expenses and other current assets	(1)	(14)	16	(11)
Payables, accruals and provisions	6	87	(239)	(187)
Deferred revenue	127	96	61	20
Income taxes(1)	11	94	(24)	214
Other	(11)	(17)	(27)	(34)
	107	189	(186)	46

(1)
The three and six months ended June 30, 2024 includes current tax liabilities that were recorded on the sale of LSEG shares (see note 8), for which the tax payments are included in investing activities.

Details of income taxes paid are as follows:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Operating activities - continuing operations	(42)	(49)	(150)	(146)
Investing activities - continuing operations	-	(121)	-	(137)
Total income taxes paid	(42)	(170)	(150)	(283)

Note 17: Acquisitions

Acquisitions include the purchase of a controlling or a non-controlling interest in a business. Acquisitions also include asset acquisitions for the purchase of other identifiable intangible assets. Acquisitions where control is acquired are integrated into existing operations of the Company to broaden its offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition.

In 2024, the Company acquired Pagero in stages, resulting in the presentation of the consideration in the investing and financing sections of the consolidated statement of cash flow. See “Pagero” section below for additional details.

Thomson Reuters Second Quarter Report 2025

Acquisition activity

The number of acquisitions completed, and the related consideration in the three and six months ended June 30, 2025 and 2024 are as follows:

	Three months ended June 30,		Six months ended June 30,
Number of transactions	2025	2024	2025	2024
Businesses acquired	-	-	1	2
Investments in businesses	5	2	7	4
Asset acquisitions	-	1	-	1
	5	3	8	7

	Three months ended June 30,		Six months ended June 30,
Total consideration	2025	2024	2025	2024
Businesses acquired, net of cash	-	-	585	438
Investments in businesses	18	3	28	9
Asset acquisitions	-	15	-	15
Deferred and contingent consideration payments	6	1	17	5
	24	19	630	467

The following provides a brief description of the most significant acquisitions completed in the six months ended June 30, 2025 and 2024:

Date	Company	Acquiring Segments	Description
January 2025	cPaperless, LLC ("SafeSend")	Tax & Accounting Professionals

A U.S. based cloud-native provider of technology for tax and accounting professionals. SafeSend automates the “last-mile” of the tax return, including assembly, review, taxpayer e-signature, and delivery.

January 2024	Pagero Group AB (publ) (“Pagero”)	Corporates	A global leader in e-invoicing and indirect tax solutions, which it delivers through its Smart Business Network.
January 2024	World Business Media Limited ("The Insurer")	Reuters News	A cross-platform, subscription-based provider of editorial coverage for the global P&C and specialty (re)insurance industry.

Thomson Reuters Second Quarter Report 2025

The details of net assets acquired, including purchase price adjustments are as follows:

Six months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2025	2024
SafeSend		Pagero	Other	Total
Cash and cash equivalents	14	10	2	12
Trade receivables	11	21	3	24
Prepaid expenses and other current assets	2	6	1	7
Current assets	27	37	6	43
Property and equipment	1	8	-	8
Computer software	225	255	-	255
Other identifiable intangible assets	38	30	18	48
Equity method investments	-	45	-	45
Other non-current assets	1	4	-	4
Total assets	292	379	24	403
Payables and accruals	(4)	(39)	(1)	(40)
Current taxes payable	-	(1)	(1)	(2)
Deferred revenue	(16)	(17)	(5)	(22)
Other financial liabilities	-	(2)	(6)	(8)
Current liabilities	(20)	(59)	(13)	(72)
Long-term indebtedness	-	(48)	-	(48)
Provisions and other non-current liabilities	-	(1)	-	(1)
Other financial liabilities	(1)	(14)	(11)	(25)
Deferred tax	(56)	(33)	(5)	(38)
Total liabilities	(77)	(155)	(29)	(184)
Net assets acquired	215	224	(5)	219
Goodwill	384	573	46	619
Total	599	797	41	838
Businesses acquired, net of cash	585	399	39	438
Non-controlling interests	-	388	-	388

The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. Relative to the acquisitions completed in the six months ended June 30, 2025 and 2024, the majority of goodwill is not expected to be deductible for tax purposes.

Purchase price allocation

Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations. Purchase price allocations related to the Company's Pagero acquisition were completed as of December 31, 2024. Accordingly, the net assets acquired as of June 30, 2024 were revised to reflect the final purchase price adjustments, including computer software, other identifiable intangible assets, goodwill, equity method investments, cash and cash equivalents and other assets.

Pagero

In January 2024, the Company acquired a controlling interest in Pagero through a public tender offer. Subsequently, the Company purchased the remaining interests from the non-controlling shareholders to increase its ownership of Pagero to 100%.

The non-controlling interest was measured at fair value, based on the tender offer price of SEK 50 per share, on the date of acquisition and recorded as part of equity. After the date of acquisition, the non-controlling interest was adjusted for its proportionate share of changes in equity. After the Company gained control of Pagero, purchases of the remaining shares from the non-controlling interests reduced equity and were presented in financing activities within the consolidated statement of cash flow.

Other

The revenues and operating profit of acquired businesses were not material to the Company’s results of operations.

Thomson Reuters Second Quarter Report 2025

Note 18: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, privacy and data protection matters, defamation matters and intellectual property infringement matters. The outcome of all the matters against the Company is subject to future resolution, including uncertainties of litigation. Litigation outcomes are difficult to predict with certainty due to various factors, including but not limited to: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both trial and appellate levels; and the unpredictable nature of opposing parties. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Prior to December 31, 2023, the Company paid $430 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (“HMRC”), under the Diverted Profits Tax (“DPT”) regime that collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of its current and former U.K. affiliates. The Company does not believe these current and former U.K. affiliates fall within the scope of the DPT regime. Because the Company believes its position is supported by the weight of law, it intends to vigorously defend its position and will continue contesting these assessments through all available administrative and judicial remedies. As the assessments largely relate to businesses that the Company has sold, the majority are subject to indemnity arrangements under which the Company has been required to pay additional taxes to HMRC or the indemnity counterparty.

The Company does not believe that the resolution of these matters will have a material adverse effect on its financial condition taken as a whole. Payments made by the Company are not a reflection of its view on the merits of the case. As the Company expects to receive refunds of substantially all of the amounts paid pursuant to these notices of assessment, it has recorded substantially all of these payments as non-current receivables from HMRC or the indemnity counterparty, in its financial statements.

Guarantees

The Company has an investment in 3 Times Square Associates LLC (“3XSQ Associates”), an entity jointly owned by a subsidiary of the Company and Rudin Times Square Associates LLC (“Rudin”), that owns and operates the 3 Times Square office building (“the building”) in New York, New York. In May 2025, 3XSQ Associates extended the maturity of its 3-year term loan facility from June 2025 for an additional 2 years to June 2027 and reduced the facility to $385 million from $415 million. The facility was obtained in 2022 to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. Thomson Reuters and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. Thomson Reuters and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, Thomson Reuters and a parent entity of Rudin entered into a cross-indemnification arrangement. The Company believes the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact the Company’s ability to borrow funds under its $2.0 billion syndicated credit facility or the related covenant calculation.

Thomson Reuters Second Quarter Report 2025

Note 19: Related Party Transactions

As of June 30, 2025, the Company’s principal shareholder, Woodbridge (together with its affiliates), beneficially owned approximately 70% of the Company’s common shares.

Transactions with 3XSQ Associates

In the six months ended June 30, 2025, the Company contributed $5 million in cash pursuant to a capital call and made an $18 million in-kind contribution representing the fair value of guarantees provided in connection with a $385 million loan facility obtained by 3XSQ Associates (see note 18).

Except for the above transactions, there were no new significant related party transactions during the first six months of 2025. Refer to “Related Party Transactions” disclosed in note 32 of the Company’s consolidated financial statements for the year ended December 31, 2024, which are included in the Company’s 2024 annual report, for information regarding related party transactions.